Exhibit 99.2

PARAZERO TECHNOLOGIES LTD

Special General Meeting of Shareholders

July 24, 2024 10:00 AM Israel Time

At 20 HaHarash Street, Tel Aviv, 6761310 Israel

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Amitay Weiss, Boaz Shetzer and Yuval Tovias or any of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ParaZero Technologies Ltd that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholders to be held on Wednesday, July 24, 2024, at 10:00 a.m. (Israel time), at the offices of the Company’s Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted as directed herein. If no direction is given, to the fullest extent permitted under applicable law, this proxy will be voted FOR all items on the agenda, and, in the discretion of the proxies, upon such other business as may properly come before the Special General Meeting of Shareholders.

Continued and to be signed on the reverse side.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PARAZERO TECHNOLOGIES LTD

The Board of Directors recommends you vote FOR the following:

1.	To approve a reverse share split of the Company’s issued and outstanding ordinary shares NIS 0.02 par value each, in the range of a ratio between 1:5 and 1:20, such that, depending on the ratio, every five ordinary shares and up to twenty ordinary shares shall be converted into one ordinary share with such par value to be adjusted proportionally, to be effected at the discretion of, and at such ratio and on such date to be determined by the Board, but not later than the first anniversary of the Meeting, and to approve conforming amendments to the Company’s Articles of Association to reflect such reverse share split.

☐ For ☐ Against ☐ Abstain

Note: In their discretion, to the extent permissible under applicable law, the proxies are authorized to vote upon such other business as may properly come before the Special General Meeting of Shareholders or any postponement or adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (joint Owners)	Date